EXHIBIT 99.1

[Pershing Square Letterhead]

July 12, 2007

Board of Directors
Ceridian Corporation Headquarters
3311 E. Old Shakopee Road
Minneapolis, MN 55425

Ladies and Gentlemen:

We remain convinced that the inherent value of Ceridian is meaningfully above your proposed $36 per share deal. We and our advisors continue to consider a variety of alternatives to that deal, as outlined in the letter we sent you on June 14, 2007. Those alternatives include, without limitation, a potential sale of the entire company, a sponsored spin-off or an improved recapitalization proposal. We are confident that with your cooperation each of these approaches is reasonably likely to result in a ‘‘Superior Proposal’’ within the meaning of your merger agreement.

In connection with the partial settlement of litigation that was filed by a Ceridian stockholder, it is our understanding that you will waive the provision in all of the existing standstill agreements with other bidders that purports to prohibit bidders from asking to be released from the standstill. We further understand that you will amend the merger agreement to, among other things, (1) eliminate the buyer’s walk-away right in the event that the incumbent board loses the upcoming proxy contest and (2) lower the qualifying threshold for a ‘‘Superior Proposal’’ under the merger agreement from 66 2/3% to 40%.

In a press release dated June 13, 2007, you said: ‘‘Pershing Square has now filed a letter stating that it has commenced its own review of strategic alternatives for Ceridian. The Board welcomes involvement by shareholders and is prepared to review any proposals that might result in a Superior Proposal per the merger agreement. The Board remains committed to its goal of maximizing shareholder value through its review of all alternatives.’’

Accordingly, we request that you allow us and our financial advisors to receive information regarding the business and affairs of the company and to engage in discussions about the alternatives described above with Ceridian’s bankers and current members of Ceridian’s management. We believe your fiduciary duties require you to comply with these requests.

We would, of course, be willing to sign a reasonable confidentiality agreement (containing confidentiality provisions no more or less favorable to Ceridian than those contained in the buyer’s confidentiality agreement with Ceridian) regarding confidential information we receive from Ceridian and its representatives.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
Sincerely,
/s/ William A. Ackman William A. Ackman

cc:	Janet T Geldzahler Alan J. Sinsheimer (Sullivan & Cromwell LLP)